TDC welcomes NTC
January 20, 2006
TDC will have new controlling owners. This morning, Nordic Telephone Company (NTC) announced that the company has received acceptances in respect of approx. 88.2 percent of the shares of TDC when the public tender offer expired this morning at 6:01 am. This means that all the conditions for carrying out the acquisition have been met and that NTC will definitely become the new controlling shareholder of TDC. After a detailed count, NTC will announce its precise equity share no later than Wednesday, January 25.
“The Board of Directors takes note of the fact that TDC will now have a new controlling shareholder and we welcome NTC. We are very pleased with the overwhelming backing for the Board of Director’s recommendation to sell shares to NTC, which the large number of acceptances is an expression of,” says Thorleif Krarup, chairman of TDC’s Board of Directors.
NTC expects to continue the present strategy with respect to TDC’s integrated Nordic mobile, landline, cable and broadband activities, capitalizing on the growth in mobile and broadband markets, its plans for personnel, including employment terms, and the continued development of the Swiss operations.
“It has been a very long process and I am pleased, especially for the employees, that it has now become clear that we will as expected have a new controlling shareowner. Now we are looking forward to working together with NTC to further develop TDC to the benefit of customers, employees, and Danish society. We are looking very much forward to a constructive working relationship with our new owners,” says Henning Dyremose, President and Chairman of TDC.
For further information, please contact:
TDC’s Press Secretariat on tel. +45 70 20 35 10
tdc.dk